SCHEDULE 14A

   Proxy Statement Pursuant to Section 14(a) of the Securities
             Exchange Act of 1934 (Amendment No.  )


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[ X ]  Soliciting Material Pursuant to (S) 240.14a-12


                  VERIZON COMMUNICATIONS, INC.

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        (Name of Registrant as Specified in Its Charter)


    ASSOCIATION OF BELLTEL RETIREES, C. WILLIAM JONES, JOHN M. BRENNAN, MICHAEL S. KUCKLINCA, EILEEN T. LAWRENCE, RICHARD S.
 KNAPP, ROBERT E. REHM, JAMES E. CASEY, JR., PAMELA M. HARRISON,
  JOHN A. PARENTE, JOSEPH A. RISTUCCIA, JOANNE JACOBSEN,
            THOMAS J. SISTI AND PATRICIA TRENT WELLS
-----------------------------------------------------------------
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Association of BellTel Retirees, Inc.
Post Office Box 33
Cold Spring Harbor, New York   11724               (logo)
_________________________________________________________________
Phone: (631) 367-3067           Web Site: www.belltelretirees.org
Fax: (631) 367-1190       E-mail: association@belltelretirees.org
Hotline: 1-800-262-9222
                                                       March 2006

Board of Directors
C. William Jones         DEAR FELLOW VERIZON SHAREHOLDER:
President
(410) 770-9485           We urge you to VOTE FOR two important
                         shareholder resolutions on Verizon's
Office Manager           proxy card for the upcoming Annual
Christina M. Kruger      Meeting on May 4 in Overland Park,
(631) 367-3067           Kansas.

BOARD OF DIRECTORS
John M. Brennan
Chairman of the Board
(201) 666-8174

Michael S. Kucklinca     WE URGE YOU TO VOTE YOUR PROXY FOR ITEM
Executive Vice President 8 (PERFORMANCE-BASED EQUITY
(516) 741-2424           COMPENSATION) AND FOR ITEM 5
                         (COMPOSITION OF BOARD OF DIRECTORS)
Eileen T. Lawrence
Treasurer
(718) 229-6078         - PERFORMANCE-BASED EQUITY COMPENSATION:
                         PROXY ITEM 8 ASKS THE BOARD TO ADOPT A
Richard S. Knapp         POLICY REQUIRING THAT AT LEAST 75% OF
Secretary                FUTURE EQUITY-BASED COMPENSATION (I.E.,
(914) 779-6292           STOCK OPTIONS AND RESTRICTED STOCK)
                         AWARDED TO SENIOR EXECUTIVES BE TRULY
Robert A. Rehm           PERFORMANCE-BASED, WITH THE PERFORMANCE
Chief Financial Officer  CRITERIA DISCLOSED TO SHAREHOLDERS.
(516) 827-0801
                         As long-term shareholders, we believe
Vice Presidents          that a greater reliance on performance-
James E. Casey, Jr.      based equity grants - structured to pay
(540) 439-9568           off ONLY when senior executives out-
                         perform market and peer group benchmarks
Pamela M. Harrison       - is particularly needed at Verizon.
(845) 225-6497
                         For many years the compensation of
John A. Parente          Verizon's senior executives has been
(518) 372-0526           disconnected from returns to
                         shareholders, in our view.  For example,
Joseph A. Ristuccia      Institutional Shareholder Services, in
(631) 765-1111           its 2004 PROXY ANALYSIS of Verizon,
                         stated that CEO Seidenberg's $19.1
Directors                compensation for 2003 was "arguably
Joanne Jacobsen          excessive for a company that had
(941) 493-7874           negative shareholder returns for the
                         past one-, three- and five-year periods,
Thomas J. Sisti          a performance that trailed both the S&P
(201) 794-6494           500 Index and the S&P 500 telecom
                         services index."
Patricia Trent Wells
(212) 535-6859           The Company opposes this proposal,
                         stating in the proxy that a "significant
Board Member Emeritus    portion of the long-term compensation
Louis Miano              of Verizon executives in performance-
(781) 444-8080           based . . . in the form of performance
                         stock units [PSUs]."  HOWEVER, IN OUR
                         VIEW, A CLOSE LOOK AT THE PSU AGREEMENT
                         REVEALS THAT THE PERFORMANCE HURDLE IS
                         WHAT GOLFERS REFER TO AS A "GIMME."
                         For example, if 79.9% of the companies
                         in the S&P 0500 and industry peer groups outperform Verizon (that is, Verizon's total return ranks at the 20th percentile), the executives receives 34% of the total value of the restricted shares. If Verizon performs somewhat below average - finishing at the 45th percentile in total return - the executive receives 76.5% of the total possible award.

                         Verizon's PSU grants assume even greater importance now that the Board has retroactively converted Mr. Seidenberg's 2005 restricted stock grant into a total 314,380 PSUs (with a grant value of $11.3 million). We believe the Board should set a considerably higher performance hurdle for long-term equity compensation. The peer-indexed options and premium-priced options proposed in this shareholder resolution tie equity compensation more closely to key measures of shareholder value.

- COMPOSITION OF BOARD OF DIRECTORS: ITEM 5 URGES THE BOARD TO NOMINATE DIRECTORS SUCH THAT, IF ELECTED, A TWO-THIRDS MAJORITY OF DIRECTORS WOULD BE TRULY INDEPENDENT. PROPONENT'S DEFINITION OF "INDEPENDENT" IS COMPARABLE TO THE STANDARD ADOPTED BY THE COUNCIL OF INSTITUTIONAL INVESTORS.

A majority of Verizon's 13 director candidates have what we view as material financial relationships with the Company or its officers, directly or through their firms. In addition to CEO Ivan Seidenberg, we believe that at least six outside directors are non-independent due to board interlocks, or because their own employer receives substantial grants, fees, or business from the Company, or did in the recent past:

 - Joseph Neubauer is CEO of ARAMARK, where Verizon President and
   Vice Chairman Babbio is a director and previously determined
   Neubauer's compensation as a member of the board compensation committee.

 - Thomas O'Brien is former CEO of PNC Financial Services, where
   Verizon Wireless CEO Dennis Strigl has participated in boosting his retirement benefits as a member of PNC's compensation committee.

 - Richard Carrion is CEO of a bank that is Verizon's co-investor in Puerto Rico Telephone (Verizon owns a controlling 52% interest).

 - Robert Storey recently retired as a partner in a firm providing legal services to Verizon.

 - Hugh Price was, until 2003, CEO of a nonprofit receiving millions of dollars in grants from Verizon during a period
   Seidenberg served on its governing board.

 - Sandra Moose, until year-end 2003, was Senior Vice President of a firm which Verizon paid at least $3.5 million for consulting services since 2000.

A more independent board is particularly needed at Verizon. The Corporate Library, an independent research firm, rated Verizon's Board as one of the "ten worst" among large U.S. companies in 2003, citing its "interlocked and interconnected board" and excessive compensation policies.

Although the Company argues that a substantial majority of the board is "independent" under the NYSE's new minimum standard, we believe that outside directors should not be considered independent when they have non-trivial financial relationships with the Company, or its officers, that are different from shareholders generally. By voting for this proposal, we believe shareholders send a message that an independent director is a person whose directorship constitutes his or her only connection to the corporation.

I hope you will join me and VOTE YOUR SHARES FOR PROXY ITEMS 5
AND 8.

                            Sincerely yours,


                            C. William Jones
                            President & Executive Director,
                            Association of BellTel Retirees Inc.

The cost of this letter is being borne entirely by the Association of BellTel Retirees Inc. This is not a solicitation.
Please DO NOT send your proxy card to the Association.

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